

February 11, 2025

Bill Chen
Chief Executive Officer
Lakeshore Acquisition III Corp.
667 Madison Avenue,
New York, NY 10065

> **Re: Lakeshore Acquisition III Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted January 15, 2025**
> **CIK No. 0002049248**

Dear Bill Chen:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Facing Page

1.   Please revise to provide the address of your agent for service as this is a requirement of Form S-1.

Cover Page

2.   Please disclose whether the closing of this offering is contingent upon Nasdaq approval of your listing application.

3.   We note the definition of founder shares here, and that you also refer to insider shares elsewhere in the prospectus. Please clarify whether the founder shares and the insider shares are the same shares or otherwise define the term insider shares.

Summary
Our Acquisition Process, page 5

4.   Please disclose that your ability to identify and evaluate a target company may be impacted by significant competition among other SPACs in pursuing a business combination transaction candidate and that significant competition may impact the attractiveness of the acquisition terms that the SPAC will be able to negotiate. In this regard, we note your disclosure on page 36 that you expect to encounter intense competition from other entities having a business objective similar to yours.

Summary Financial Data, page 31

5.   We note that Note (3) refers to using actual shareholder's equity of $10,876 plus the $61 million in net proceeds from this offering. Revise to explain how shareholder's equity was factored into this calculation or otherwise revise to remove this reference.

Risk Factors, page 32

6.   Please include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC transaction. Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

We may issue additional shares..., page 50

7.   We note your disclosure that you may issue additional shares to complete an initial business combination. Please disclose that these arrangements may result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. If true, disclose that such arrangements are intended to ensure a return on investment to the investor in return for funds facilitating the sponsor's completion of the business combination or providing sufficient liquidity.

Dilution, page 79

8.   Please explain why actual net tangible book value (NTBV) per share before this offering differs in your two assumptions presented on page 80. In this regard, actual NTBV should be based on information as of December 31, 2024, and exclude any effect from this offering.

9.   Please revise to include the respective cross-references within your tables that correspond to the narrative footnotes (1), (2) and (3) to the tables disclosed on page 81.

10.   We note your disclosure on page F-8 that pursuant to the Articles of Association the Company will proceed with a business combination only if you have net tangible assets of at least $5,000,001 upon consummation of the business combination. Please tell us how you considered this requirement when determining your maximum

redemption scenario.

11.   Please amend your prospectus to provide outside of your dilution tables each material potential source of future dilution following your registered offering, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. By way of example, we note that up to $1 million of loans made by your sponsor, officers and directors, or affiliates to or in connection with your initial business combination may be convertible into units at a price of $10.00 per unit at the option of the lender. Refer to Item 1602(c) of Regulation S-K.

Capitalization, page 82

12.   Please explain why as adjusted additional paid in capital is zero or otherwise revise. Additionally, please tell us how you calculated the as adjusted accumulated deficit amount and revise to include a note to the table that addresses what is included in this balance. As applicable, ensure your pro forma information on page 31 agrees to the information here.

Management
Prior Experience with Blank Check Companies, page 114

13.   Please expand your disclosure to identify for each SPAC any extensions and redemption levels in connection with such extension and/or business combination. Refer to Item 1603(a)(3) of Regulation S-K.

Please contact Brittany Ebbertt at 202-551-3572 or Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Jeff Kauten at 202-551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology